                                               Filed Pursuant to Rule 424(B)(1)
                                               Registration No. 333-14555


PROSPECTUS

                                 250,000 SHARES

                          MAGAININ PHARMACEUTICALS INC.

                                  COMMON STOCK



      The shares offered hereby (the "Shares") consist of 250,000 shares of common stock, $.002 par value per share (the "Common Stock"), of Magainin Pharmaceuticals Inc., a Delaware corporation ("Magainin" or the "Company"), which are being offered by Abbott Laboratories ("Abbott" or the "Selling Stockholder"). The Shares may be offered from time to time by the Selling Stockholder. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholder will be borne by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

      The Selling Stockholder has not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market of the Nasdaq Stock Market at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholder and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

      The Company's Common Stock is quoted on the Nasdaq National Market of The Nasdaq Stock Market under the symbol "MAGN." On April 20, 1998, the last reported closing price of the Common Stock was $6.125 per share.



      AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 5 TO 12 OF THIS PROSPECTUS.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                     PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.




                  The date of this Prospectus is April 21, 1998

                              AVAILABLE INFORMATION

      This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

      Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by references to the copy of the applicable document filed with the Commission.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). Reports and proxy statements concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents or portions of documents filed by the Company (File No. 0-19651) with the Commission are incorporated herein by reference:

      (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

      (b) The description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on November 7, 1991 and as amended on January 15, 1993, including any amendment or reports filed for the purpose of updating such description.

      All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Upon request, the Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Michael R. Dougherty, Executive Vice President and Chief Financial Officer, Magainin Pharmaceuticals Inc., 5110 Campus Drive, Plymouth Meeting, PA 19462, (610) 941-5228.

      Cytolex(TM) is a registered trademark of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

      Pursuant to Rule 429 of the Securities Act of 1933, as amended (the "Securities Act"), this combined Prospectus relates to 125,000 shares of Common Stock for which a Registration Statement on Form S-3 (Registration No. 33-99528) has previously been filed.


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                                  THE COMPANY

GENERAL

         Magainin Pharmaceuticals Inc. ("Magainin" or the "Company") is a biopharmaceutical company engaged in the development of medicines for serious diseases. The Company's development efforts are focused on anti-infectives, oncology, and pulmonary and allergic disorders.

         Magainin's research and drug development efforts are focused on two technology platforms:

     - Host Defense Drug Discovery--the Company isolates and develops therapeutically active compounds from the host defense systems of animals. Magainin peptides represent a new class of antibiotics being developed for the treatment of infection. The Company's second host defense class, aminosterols, is a new class of pharmaceuticals which the Company believes may have multiple applications, including the control of cell proliferation.

     - Asthma Genomics--the Company employs a broad range of genomics techniques to identify genes associated with the pathogenesis of asthma, with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics for asthma and allergy.


         Magainin Peptides--Cytolex(TM)

         The Company's most advanced class of compounds under development are magainin peptides. Discovered in the skin of the African clawed frog, magainins have demonstrated broad activity against a variety of pathogens in preclinical studies. These molecules act by puncturing the membrane of the pathogen cell, resulting in the death of the pathogen.

         The Company's lead product development candidate is Cytolex(TM) (formerly called MSI-78), a topical cream antibiotic. The Company has completed two pivotal Phase III clinical trials of Cytolex for the treatment of infection in diabetic foot ulcers. These studies were designed as equivalence trials, with the goal of demonstrating that topically applied Cytolex is as effective as orally administered ofloxacin, a quinolone antibiotic indicated for the treatment of infection, including skin and soft tissue infections. The Company intends to submit a New Drug Application ("NDA") to the U.S. Food and Drug Administration (the "FDA") based on the results of these trials early in the second half of 1998.

         In February 1997, the Company and SmithKline Beecham ("SB") entered into a development, supply and distribution agreement pursuant to which SB will market and sell Cytolex in North America. Under this agreement, SB has paid $10 million to the Company, and may make additional payments of up to $22.5 million upon the occurrence of certain product milestones. SB will also fund a majority of development expenses for any additional indications for Cytolex.

         Cytolex(TM) is a registered trademark of the Company. All other brand names or trademarks appearing herein are the property of their respective holders.

         Aminosterols--Squalamine

         Squalamine is the lead product development candidate in the Company's aminosterol program. Squalamine was discovered in the body tissues of the dogfish shark. The shark was initially examined because of its known resistance to infection and cancer. Since the discovery of squalamine, the Company has discovered several other aminosterol compounds in the shark. In preclinical testing conducted to date, certain of these compounds have demonstrated an ability to control cell growth, along with other pharmacological properties. These properties may have application in the treatment of disease indications characterized by cell proliferation, such as cancer.

         The Company's initial disease focus for squalamine is solid tumors. The formation of new blood vessels, or angiogenesis, is believed to be a critical factor in tumor growth. Squalamine may be of benefit in the





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
treatment of a number of solid tumors by inhibition of new blood vessel growth required for tumor nourishment.

         The Company is currently conducting Phase I clinical testing of squalamine in patients with advanced malignancy.

         Asthma Genomics

         In 1996, the Company initiated a research program in the genomics of asthma. These efforts led to the identification of AAF1, a gene which varies in DNA structure and function in asthmatic and allergic humans and animals. The Company maintains a comprehensive research and development program to identify additional genes in the AAF1 biologic pathway, which genes are believed to be important in mediating the allergic responses controlled by AAF1. AAF2 has been discovered in humans as a key second gene candidate in the AAF1 pathway, and other genes have also been identified by the Company. The Company continues to investigate the role of such genes in the allergic inflammatory response.


                            -------------------------

         Since commencing operations, the Company has not generated any sales revenue. The Company has funded operations primarily from the proceeds of public and private placements of securities. The Company has incurred losses in each year since its inception, and expects to incur substantial additional losses for the next several years. The Company currently has no marketable products, and it may be several years, if ever, until marketable products are developed and approved.

         Magainin was incorporated in the State of Delaware in June 1987. The Company's primary offices and research facility are located at 5110 Campus Drive, Plymouth Meeting, PA 19462. The Company's telephone number is (610) 941-4020.

                            -------------------------

      Investment in the securities offered hereby involves a high degree of risk. See "Risk Factors." This Prospectus contains forward looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.





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
                                  RISK FACTORS

         This Prospectus contains, in addition to historical information, statements by the Company with regard to its expectations as to financial results and other aspects of its business that involve risks and uncertainties and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, but not limited to, the risks and uncertainties discussed below, as well as those discussed elsewhere in this Prospectus. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing any shares of Common Stock offered hereby.

         Risks Associated with Clinical Testing and FDA Approval of Cytolex. The Company has completed two pivotal Phase III clinical trials of Cytolex for the treatment of infection in diabetic foot ulcers and intends to submit an NDA to the FDA based on the results of these trials early in the second half of 1998. Although the Company believes the two pivotal trials conducted for Cytolex yielded successful results, there can be no assurance that the FDA will concur with the Company's analysis in this regard.

         The clinical trials conducted for Cytolex yielded substantial data including data relating to clinical cure or improvement of infection, and data relating to overall microbiological results. The Company's data package will include extensive additional data, including clinical data on key patient cohorts (subgroups), and microbiology data for specific pathogens. Certain of the data favor ofloxacin. Additionally, the Company is continuing its analyses of data from the studies.


         There can be no assurance that Cytolex will receive FDA approval on a timely basis, if at all. The guidelines pursuant to which clinical trials of this nature are to be conducted have evolved since the commencement of these studies by the Company. There can be no assurance that the FDA will not, after completing its own analysis of the two pivotal trials conducted for Cytolex, determine that such trials should have been conducted or analyzed differently, and thus reach a different conclusion from that reached by the Company or request that further studies be conducted. Conducting additional studies would likely be time consuming and expensive. The failure of the Company to obtain FDA approval for Cytolex, any significant delay in obtaining such approval, or the imposition of highly restrictive conditions on such approval, would have a material adverse effect on the Company.

         Accumulated Deficit; Continuing Losses.   The Company has been engaged
to date primarily in research and development activities and, through December 31, 1997, has generated no revenue from product sales. The Company has incurred losses in each year since its inception, and at December 31, 1997, had an accumulated deficit of approximately $109.6 million. There can be no assurance that the Company will realize

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product revenues on a timely basis, if at all. The Company's operations are subject to numerous risks associated with research and development companies, including a competitive and regulatory environment in an industry characterized by numerous well-established and well-capitalized companies and exhaustive and expensive regulatory scrutiny. The Company will be required to continue to conduct significant research, development and testing activities which, together with projected general and administrative expenses, are expected to result in continued substantial losses for the foreseeable future.

         Need for Substantial Additional Funds.   The Company will require
substantial additional funds to continue its research and development programs and to commercialize potential products. The Company may not have sufficient funds to complete development activities for any of its proposed products, including Cytolex.

         The Company intends to seek additional funding through a combination of future offerings of securities and collaborative arrangements with third parties, and regularly explores alternatives in this regard. The Company does not have any commitments to obtain any additional funds and has no established banking arrangements through which it can obtain additional debt financing. There can be no assurance that future funding will be available to the Company, or, if available, will be obtainable on terms favorable to the Company. The receipt of funding, if any, from any corporate partners, including SB, will depend largely on the progress of research and development programs. Under collaborative arrangements, the Company may convey marketing, distribution, manufacturing, development or other rights to its proposed products to pharmaceutical companies in order to receive financial or other assistance. This will result in lower consideration to the Company upon commercialization of such products than if no arrangements were entered into or if such arrangements were entered into at later stages in the product development process. There can be no assurance that the Company will be able to enter into such arrangements on favorable terms, if at all.

         If the Company does not enter into appropriate collaborations, receive additional funds from SB under its current agreement, or raise sufficient funds from the periodic sale of securities, the Company will be required to delay or eliminate expenditures for potential products, including Cytolex, or to enter into collaborations with third parties to commercialize potential products or technologies that the Company would otherwise seek to develop itself, or seek other arrangements.

         Manufacturing Uncertainties; Dependence on Third Parties.   The
Company does not have the resources, facilities or capabilities to manufacture any of its proposed products. The Company has no current plans to establish a manufacturing facility. The Company expects that it will be dependent to a significant extent on contract manufacturers for commercial scale manufacturing of its proposed products in accordance with regulatory standards. The Company's dependence on third parties for manufacturing may adversely affect operating results as well as the Company's ability to develop and deliver products on a timely and competitive basis. Production of peptides (such as Cytolex and other magainins) is expensive relative to production of traditional antibiotics. Additionally, there are a limited number of companies which are currently able to produce bulk peptides on the scale which the Company expects to require to commercialize Cytolex. There can be no assurance that qualified outside contractors will be available to manufacture materials for the Company, or do so at costs which are affordable by the Company.

         Contract manufacturers may utilize their own technology, technology developed by the Company, or technology acquired or licensed from third parties. When contract manufacturers develop proprietary process technology and have ownership of the Drug Master File, the Company's reliance on such contract manufacturer is increased, and the Company may have to obtain a license from such contract manufacturer to have its products manufactured by another party. Technology transfer from the original contract manufacturer may also be required. There can be no assurance that any such license will be available on terms acceptable to the Company, or, if available, that such technology will be successfully transferred to the Company. Any such technology transfer may also require transfer of requisite data for regulatory purposes, including information contained in a proprietary Drug Master File held by a contract manufacturer. There can be no assurance that any such transfer can be completed.

         The Company is working with Abbott Laboratories ("Abbott") with regard to development by Abbott of a solution phase chemical process to manufacture bulk drug substance for Cytolex on a commercial scale. The


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
Company is currently dependent upon Abbott for the production of bulk drug substance for Cytolex. In the event that bulk drug substance for Cytolex is not manufactured at Abbott, the Company will need to secure other manufacturing arrangements. The process developed by Abbott is proprietary, and in the event the Company desires to utilize, or have another party utilize, such technology, the Company would be required to make license payments to Abbott. Further progress in scale-up and manufacturing development efforts will be required to enable the Company to manufacture and sell Cytolex on a profitable basis. This may require substantial additional funds. The Company has certain efforts underway with respect to alternative manufacturing sources, including recombinant manufacturing; however, these programs are at an early stage, and significant expenditures over an extended period of time will be required to develop a commercially viable process. No assurance can be given that a cost-effective manufacturing process can ultimately be developed, or that any such process would be approved by the FDA, or that the Company, Abbott, or others will be able to manufacture Cytolex on a commercially viable basis.

         The Company also expects to conduct significant manufacturing development activities for its other products under development. The Company is currently working with outside contractors for the chemical production of squalamine. The Company expects to expend significant resources in the production of squalamine and any other compounds under development, and there can be no assurance that these efforts will be successful.


         Dependence on Sales and Marketing Partners; Marketing Uncertainties. In order to successfully develop and market its products, it will be necessary for the Company to enter into marketing, distribution, development or other arrangements with third parties, granting marketing rights, which may be exclusive, to potential products. The Company has entered into such an arrangement with SB with respect to Cytolex in North America, and intends to seek a sales and marketing collaboration for Cytolex in other territories. Such sales and marketing arrangements may also involve delegating to the Company's partner in such collaborations the responsibility for all or a significant portion of the development and regulatory approval process. In the event that such collaborators do not develop an approvable or marketable product or do not market a product successfully, the Company's business will be adversely affected. There can be no assurance that the Company will be able to enter into any such arrangements in the future, or that such collaborations will be successful.

         The amount and timing of resources to be devoted to the Company's products by any of its collaborative partners is not within the control of the Company. There can be no assurance that the interests of the Company will continue to coincide with the interests of its collaborators. Collaborators could develop products independently or through third parties which could compete with the Company's proposed products. With respect to Cytolex, SB maintains a significant presence in the antibiotic area, and currently sells a topical antibiotic product indicated for the treatment of certain skin infections. Furthermore, SB may unilaterally terminate its agreement with the Company. There can be no assurance that any of the Company's collaborative agreements will not be terminated by the Company's collaborators.

         For certain products under development, the Company may conduct its own marketing activities through its own sales force. The Company has no marketing and sales staff and, although certain members of management have experience in the marketing of pharmaceutical products, the Company has no experience with respect to marketing its proposed products. Significant additional expenditures, management resources and time will be required to develop a sales force, and there can be no assurance that the Company will be successful either in developing a sales force or penetrating the markets for any proposed products it may develop.

         Technological Uncertainty and Early Stage of Product Development. There can be no assurance that the Company's research and development activities will be successful, that any products under development will be approved or will be commercially viable and successfully marketed, or that the Company will ever achieve significant levels of revenue or profits. In addition, the Company may encounter unanticipated problems, including development, regulatory, manufacturing and marketing difficulties, some of which may be beyond the Company's ability to resolve.

         There has been only limited research in the area of the use of naturally occurring host defense compounds for the treatment of infectious and other diseases. The Company has submitted an Investigational New Drug


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Application ("IND") to the FDA, to obtain authorization for human testing, for only two compounds, Cytolex and squalamine. The Company's research activities in asthma have only recently been initiated, and there can be no assurance that any product candidates will result from these efforts. Additionally, there can be no assurance that results obtained in preclinical studies will be indicative of results that will be obtained in human clinical testing.

         The Company's proposed products are in the developmental stage, require significant further research, development, testing and regulatory approvals and are subject to the risks of failure inherent in the development of all pharmaceutical products. These risks include the possibilities that any or all of the proposed products are found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals, that the proposed products, although effective, are uneconomical to manufacture or to market, that third parties hold proprietary rights that preclude the Company from marketing any products, or that third parties market superior or equivalent products.

         No Assurance of Market Acceptance of Cytolex.   Even if the requisite
regulatory approvals for Cytolex are obtained, there is no assurance that such product would be accepted in the United States or foreign markets. A number of factors may affect the rate and overall market acceptance of Cytolex, including the perception by physicians and other members of the health care community of the safety and efficacy of Cytolex on an absolute basis or in comparison to other drugs, the price of Cytolex relative to other drugs or competing treatment modalities, the availability of third-party reimbursement, and the effectiveness of the sales and marketing efforts by SB and the Company relative to the sales and marketing efforts of competitors. In addition, side effects or unfavorable publicity concerning Cytolex or comparable drugs on the market could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance.

         Government Regulation.   The production and marketing of the Company's
products and its research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries. In the United States, drug products are subject to rigorous review by the FDA. The Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, efficacy, labeling, storage, recordkeeping, approval, advertising, promotion and distribution of such products. Noncompliance with applicable requirements can result in Warning Letters, fines, recall or seizure of products, refusal of the government to approve marketing applications or to allow the Company to enter into government supply contracts, the withdrawal of previously approved new drug applications and criminal prosecution.

         In order to obtain FDA approval to market a new drug product, the Company must submit proof of safety, efficacy and quality. Such proof entails extensive and time consuming preclinical and clinical testing. The results of preclinical studies are submitted to the FDA as part of an IND. Once the IND is effective, human clinical trials may be conducted. The results of the clinical trials are submitted to the FDA as part of an NDA.

         Detailed manufacturing information is also required to be included in the NDA for review and approval by the FDA. Among other things, the Company must submit data indicating that the drug product can be consistently manufactured at the same quality standard, that the drug product is stable over time, and that the level of chemical impurities in the drug product is under specified levels. Peptides are an especially difficult compound to manufacture at these standards, particularly in the quantities at which Cytolex will be required to be manufactured. Any contract manufacturers that the Company may use must adhere to the Good Manufacturing Practices prescribed by the FDA. Drug manufacturing facilities must pass a plant inspection before the FDA will issue approval to market a new drug product. There can be no assurance that the manufacturing information submitted for Cytolex, or other products under development, will be sufficient for approval by the FDA.

         Following extensive review of the NDA, the FDA may grant marketing approval, require additional testing or information, or deny the application. Sales of a new drug may commence following FDA approval of an NDA and satisfactory completion of a pre-approval inspection of the manufacturing facility, including a review of pertinent production records. If there are any modifications to the drug, including any changes in indication, manufacturing process, labeling or manufacturing facility, an NDA supplement may be required to




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
be submitted to the FDA. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems concerning safety, efficacy or quality of the product occur following approval.

         Continued compliance with all FDA requirements and conditions in an approved application, including those concerning product specifications, manufacturing process, validation, labeling, promotional material, recordkeeping and reporting, is necessary for all approved drug products. Failure to comply could result in Warning Letters, product recall or other FDA-initiated actions, which could delay further marketing until the products are brought into compliance.

         In October 1992, the Prescription Drug User Fee Act of 1992 ("PDUFA") was enacted, imposing substantial fees on a one-time basis for applications for approval, and on an annual basis for manufacturing and marketing of prescription drugs. Legislation reauthorizing PDUFA is currently pending in Congress and it is anticipated that such user fees will continue and may increase in the future.

         The Company is also subject to regulation by other regulatory authorities, including the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Drug Enforcement Agency and the United States Department of Agriculture, and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to additional federal, state or local regulations. These agencies may promulgate regulations that affect the Company's research and development programs.

         Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain such approvals may be longer or shorter than that required for FDA approval.

         There can be no assurance that any required FDA or other governmental approval will be granted, or if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of the Company's proposed products, cause the Company to undertake costly procedures, and furnish a competitive advantage to the more substantially capitalized companies with which the Company competes. In addition, the extent of potentially adverse government regulations which might arise from future administrative action or legislation cannot be predicted. Efforts are currently underway in the U.S. Congress to reform federal regulation of drug and biological products. The reform provisions, when and if implemented, could modify a number of existing legal requirements and standards and create new legal requirements and standards. Although certain of these provisions, if implemented, could streamline and otherwise benefit development, marketing and related requirements for drugs and biologics, others could increase regulatory requirements or otherwise materially adversely affect the Company.

         Competition.   The pharmaceutical industry is characterized by intense
competition. Many companies, research institutions and universities are working in a number of areas similar to the Company's field of interest. The Company is aware that research is being conducted by others in connection with compounds derived from the host defense systems of various animals. Additionally, many companies are involved in research and development activities focused on the pathogenesis of disease, and competition among companies attempting to find genes responsible for disease is intense. Furthermore, many companies are engaged in the development and sale of products, such as traditional antibiotics, which may be, or are, competitive with the Company's proposed products. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than the Company. The Company's proposed products will also be subject to competition from products using techniques other than those developed by the Company or based on advances that may render the Company's products obsolete.

         The Company expects technological developments in the biopharmaceutical field to occur at a rapid rate and expects competition to intensify as advances in this field are made. Accordingly, the Company will be required to continue to devote substantial resources and efforts to research and development activities in order

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to maintain a competitive position in this field.  Compounds, products or processes developed by the Company may become obsolete before the Company is able to recover a significant portion of its research and development expenses. The Company will be competing with respect to its proposed products with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with the Company's proposed products.

         Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with that of the Company. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with the Company in recruiting highly qualified scientific personnel.

         As to the disease areas being targeted by the Company, there can be no assurance that Cytolex will be successfully marketed against oral antibiotics for the treatment of infection in diabetic foot ulcers. These infections have historically been treated with systemically administered antibiotics, such as ofloxacin, which may be perceived by some medical professionals as having certain advantages over Cytolex. There also can be no assurance that Cytolex can be manufactured at a cost which will allow it to be sold at a competitive price relative to oral antibiotics, or other topical antibiotics that may be used for this indication. Significant efforts are underway by many companies in the development and marketing of products intended for the additional disease areas being targeted by the Company, including cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect these interests. In addition, in the cancer field, anti-angiogenic agents are under development at a number of companies. In the asthma field, other biopharmaceutical companies have also reported the discovery of genes relating to asthma.

         Uncertainties Relating to Patents and Proprietary Rights.   The
Company's success will depend in part upon its ability to obtain patent protection for compounds, uses of compounds, and processes. Patent matters involve complex legal and factual issues, and can be highly uncertain. Host defense compounds can be isolated from a wide variety of sources, and it is not possible for the Company or any other entity to have proprietary rights to all such compounds or their uses. Additionally, chemical entities that are similar to, but not identical with, the Company's compounds, may not be protected by issued patents of the Company. In the genomics area, a number of companies are attempting to rapidly identify and patent genes whose functions have not been characterized. Additional companies are seeking to patent fully characterized genes. The criteria for obtaining patent protection for genes is unclear and the impact of this uncertainty on the Company's business cannot be determined.

         The Company owns or has exclusive rights under license agreements to 45 issued patents, and an additional 26 patent applications are pending, including the patent application relating to Cytolex. Of the 71 patents or patent applications to which the Company has rights, 45 are related to host defense and 26 are related to the Company's research efforts in genomics. There can be no assurance that any patent applications now pending or filed in the future will result in patents being issued or that any patents now held by or licensed to the Company, or issued or licensed to the Company in the future, will afford any competitive advantages for the Company, or will not be challenged by third parties. The cost of litigation to uphold the validity and prevent infringement of patents and to enforce licensing rights can be substantial. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate the technology owned by or licensed to the Company or design around the patented aspects of such technology. In addition, there can be no assurance that the products and technologies the Company will seek to market will not infringe patents or other rights owned by others, licenses to which may not be available to the Company.

         The Company also relies upon unpatented proprietary technology, and may determine in appropriate circumstances that its interest would be better served by reliance on trade secrets or confidentiality agreements rather than patents. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to such proprietary technology or that the Company can meaningfully protect its rights in such unpatented proprietary technology. Additionally, if the Company is unable to obtain strong proprietary rights protection of its products after obtaining regulatory clearance, competitors may be able to market competing products by obtaining regulatory clearance, through showing equivalency to the Company's product, without being required to conduct the lengthy clinical tests required to be conducted by the Company.

         Virtually all of the Company's key scientists worked at other biotechnology or pharmaceutical companies or at universities and research institutions before joining the Company. Disputes may arise as to whether technology developed by such scientists while employed by or associated with the Company was first discovered when they were employed by or associated with others in a manner that would give third parties rights to such technology superior to the rights, if any, of the Company. Disputes of this nature have occurred in the past, and are expected to continue to arise in the future, and there can be no assurance that the Company will prevail in any such disputes.

         To the extent that consultants, vendors or other third parties apply technological information independently developed by them or by others to the Company's proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in favor of the Company. Consultants to the Company are employed by or have consulting agreements with third parties, and any inventions discovered by such individuals are not likely to become the property of the Company.

         The Company has rights under license agreements to certain patents and patent applications under which the Company expects to owe royalties on sales of any products which are covered by issued patent claims. Additionally, certain of these agreements also provide that if the Company elects not to pursue the commercial development of any licensed technology, or does not adhere to an acceptable schedule of commercialization, then the Company's exclusive rights to such technology would terminate.

         Dependence on Key Personnel.   The Company depends to a considerable
degree on a limited number of key personnel. Due to the Company's limited number of employees, many key responsibilities within the Company have been assigned to a relatively small number of individuals. The Company does not maintain "key man" insurance on any of its employees. The loss of certain senior management could adversely affect the business of the Company. The success of the Company will depend, among other factors, upon the successful recruitment and retention of qualified personnel.

         Product Liability and Insurance Risks.   Before obtaining required
regulatory approvals for the commercial sale of products, the Company must demonstrate through human clinical testing that such products are safe and efficacious for use in each target indication. The administration of any product being developed by the Company could produce undesirable side effects in humans. The Company carries limited clinical trial insurance, and there can be no assurance that such coverage is adequate.

         In addition, in the event the Company successfully develops any products, the marketing of such products could expose the Company to product liability claims. Certain agreements require the Company to maintain insurance coverage naming third parties as additional insureds at such time as any related products may be marketed. There can be no assurance that the Company will be able to obtain such insurance or that such insurance can be maintained in sufficient amounts to protect the Company against such liabilities or at a reasonable cost. Certain arrangements also require the Company to indemnify third parties with whom the Company has entered into contractual arrangements against any liabilities that may arise in connection with such third party's activities on behalf of the Company.

         In the event of an uninsured or inadequately insured claim, the Company's business and financial condition could be materially adversely affected.

         Uncertainty Related to Reimbursement Policies; Health Care Reform. Successful commercialization of Cytolex and the Company's other potential products will be dependent in part on the coverage and reimbursement of such products from third-party payors, such as government authorities, private health insurers and other organizations, such as managed care organizations. There can be no assurance that such coverage and reimbursement will be available or, if available, will be in adequate amounts.

         The revenues and profitability of pharmaceutical companies can be significantly affected by the efforts of governmental and third-party payors to contain or reduce the cost of health care through various means. For example, in the United States, pricing of prescription pharmaceutical products has been impacted by the efforts of managed care organizations and other third-party payors, and, in certain foreign markets, pricing of prescription pharmaceutical products is subject to government control. Government and third-party payors have also taken more aggressive steps to limit the availability of new and often more costly therapeutics especially where they believe that the incremental therapeutic benefit is not justified by the additional cost. All of these trends are expected to continue in the future.

         Various proposals have been put forth to reform the current health care system in the United States. Additionally, several states have enacted modifications to the current health care system to both improve access and control costs. Such reform measures could adversely affect the amount of reimbursement available from governmental agencies or third party insurers, or could affect the ability to set prices for newly approved therapeutic products. Similar proposals are being considered by governmental officials in other significant pharmaceutical markets, including Europe.

         The Company cannot predict if such reforms will be implemented or the effect any such reforms might have on the Company's business, and no assurance can be given that any such reforms will not have an adverse effect on the Company's business. In particular, it is possible that any such reform could impact the manner in which drugs or therapies are marketed and could include restrictions on the ability of pharmaceutical and biotechnology companies to price drugs or therapies, which in turn could impact the ability of biotechnology companies, such as the Company, to obtain financing for the continued development of potential products. Furthermore, any such reform could also impose limits on the overall growth of health care spending, as well as limits on the growth of Medicare and Medicaid spending, all of which could have an adverse effect on the Company.

         Possible Volatility of Stock Price.   The market prices for securities
of emerging and biotechnology companies, including the Company, have historically been highly volatile. Future events concerning the Company or its competitors, including product testing results, technological innovations, new commercial products, government regulations, proprietary rights, regulatory actions, litigation and other matters, may have a significant impact on the market price of the Common Stock.

         Effect of Exercise of Options and Warrants, and Other Issuance of Shares. As of December 31, 1997, the Company had outstanding options to purchase 2,974,000 shares at prices ranging from $.002 per share to $16.75 per share, of which 1,586,000 were exercisable as of such date. Also outstanding at December 31, 1997 were warrants to purchase 229,739 shares of the Company's Common Stock exercisable at $8 per share, a warrant to purchase 300,000 shares of the Company's Common Stock, exercisable at $7.50 per share, and warrants to purchase an aggregate of 1,017,872 shares of the Company's Common Stock, exercisable at $8.43 per share, subject to adjustment. Exercise of options and warrants at prices below the market price of the Company's Common Stock could adversely affect the price of the Company's Common Stock. Additional dilution may result from the issuance of shares in connection with collaborations or manufacturing arrangements, or in connection with other financings.


                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholder.

                               SELLING STOCKHOLDER

      Prior to the offering of the Shares being offered hereby, the Selling Stockholder beneficially owned 125,000 shares of Common Stock, all of which are being offered hereby. Accordingly, the Selling Stockholder will not beneficially own any shares of Common Stock following completion of the offering of the Shares. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholder may offer the Shares for resale from time to time. See "Plan of Distribution."

      In recognition of the fact that the Selling Stockholder may wish to be legally permitted to sell its Shares when it deems appropriate, the Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market of The Nasdaq Stock Market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Stockholder.

      The Company entered into an agreement with the Selling Stockholder, under which the Selling Stockholder performs certain manufacturing activities. In connection with this arrangement, the Shares were issued by the Company to the Selling Stockholder in private placement transactions without the assistance of any placement agent or underwriter.

      The agreement also provides for the issuance by the Company to Abbott of up to 250,000 additional shares of its Common Stock (the "Additional Shares"). The Additional Shares will be issuable to the Selling Stockholder in two installments upon the achievement of certain milestones regarding Cytolex. The Company has agreed to register the resale of the Additional Shares at such time as the Additional Shares are issued to the Selling Stockholder.

                              PLAN OF DISTRIBUTION

      The Shares offered hereby by the Selling Stockholder may be sold from time to time by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between the Selling Stockholder and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Stockholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

      Upon the Company being notified by the Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

      The Company is bearing all costs relating to the registration of the Shares (other than fees and expenses, if any, of counsel or other advisers to the Selling Stockholder). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder.

      The Company has agreed to indemnify the Selling Stockholder in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholder has agreed to indemnify the Company and its directors, and its officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.


                                  LEGAL OPINION

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.


                                     EXPERTS

      The financial statements contained in the Company's Annual Report on Form 10-K, incorporated by reference in this Prospectus, have been audited by Richard
A. Eisner & Company, LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance on their report, given upon the authority of said firm as experts in accounting and auditing.

      No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                      Page

                    Available Information..............  2
                    Incorporation of Certain Documents
                       by Reference....................  2
                    The Company .......................  3
                    Risk Factors.......................  5
                    Use of Proceeds.................... 12
                    Selling Stockholder................ 13
                    Plan of Distribution............... 14
                    Legal Opinion...................... 14
                    Experts............................ 14

                                 250,000 Shares

                          MAGAININ PHARMACEUTICALS INC.

                                  Common Stock

                                 ---------------

                                   PROSPECTUS

                                 ---------------

                                 April 21, 1998